UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden
hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2021__ AND ENDING __12/31/2021__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __BUCK HR SECURITIES LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__420 LEXINGTON AVE STE 2220__
(No. and Street)

NEW YORK	NY	10170-2220
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__KARL W LOHWATER (757) 525-0990__   __KWL@LOHWATER.LAW__
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__RAICHE ENDE MALTER & CO LLP__
(Name – if individual, state last, first, and middle name)

1375 BROADWAY FL 15	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)
06/23/2004		50	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





PUBLIC

OATH OR AFFIRMATION

I, KARL W LOHWATER, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of BUCK HR SECURITIES LLC, as of 12/31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JESSICA COX NOTARY PUBLIC REG. #7618392 MY COMMISSION EXPIRES September 30,2022 COMMONWEALTH OF VIRGINIA

Signature: Karl W Lohwater

Title: CHIEF FINANCIAL OFFICER & FIN-OPS

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



BUCK HR SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
PURSUANT TO RULE 17a-5 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2021

(FOR PUBLIC DISCLOSURE)

BUCK HR SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

TABLE OF CONTENTS



RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

Offices in New York City, Long Island & New Jersey

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
Buck HR Securities LLC
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Buck HR Securities LLC as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Buck HR Securities LLC as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Buck HR Securities LLC's management. Our responsibility is to express an opinion on Buck HR Securities LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Buck HR Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP
We have served as Buck HR Securities LLC's auditor since 2020.
New York, New York
February 19, 2022

PrimeGlobal | An Association of Independent Accounting Firms

Buck HR Securities LLC
Statement of Financial Condition
At December 31, 2021

Assets

Cash	$156,723
Accounts Receivable	9,518
Deposits	569
Prepaid Insurance & Expenses	971
Total Assets	$167,781

Liabilities

Due to Affiliate	$83,327
Accounts Payable & Accrued Liabilities	16,850
Total Liabilities	100,177
Member's Equity	67,604
Total Liabilities and Member's Equity	$167,781

The accompanying notes are an integral part of this financial statement.

Buck HR Securities LLC
Notes to Financial Statement
December 31, 2021

1.   Organization and Nature of Business

Buck HR Securities LLC (Firm) is a Delaware limited liability company formed on November 16, 2018. The Firm is a registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Firm obtained its FINRA membership and approval to begin its securities business on July 30, 2020. The Firm is wholly-owned by BCHR US Acquisitions, Inc. (Parent), an indirect wholly-owned subsidiary of H.I.G. Middle Market LBO Fund II, L.P.

The Firm is engaged in a single line of business as a securities broker-dealer with a single class of services. The activities of the Firm comprise placing variable life insurance products and collecting commissions and concessions for such placements. The Firm places variable life insurance primarily for actuarial and employee benefit consulting clients of its sister company, Buck Global, LLC, or for employee benefits plans established and maintained by such clients of Buck Global, LLC.

2.   Significant Accounting Policies

Basis of Presentation

The accompanying financial statements and related notes have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The financial statements include the accounts of the Firm only.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Income Taxes

The Firm is a disregarded entity for Federal income tax purposes. Income, expense, gain, loss, and credits arising from the Firm's business are included on the consolidated Federal income tax return that includes the Firm's Parent.

The Firm applies the provisions of ASC 740 "Income Taxes" as they relate to uncertain tax positions. The Firm was not required to recognize any amounts from uncertain tax positions as of December 31, 2021. The Firm's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations, and interpretations thereof as well as other factors. In

the event that tax authorities assess interest and penalties on unrecognized tax benefits, the Firm will reflect such amounts in tax expense and income tax payable.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Firm has defined cash equivalents as highly liquid investments with original maturities of less than three months that are not held for sale in the ordinary course of business.

Cash and Cash Equivalents

The Firm's cash account is maintained at a bank and is fully insured up to $250,000 by the Federal Deposit Insurance Corporation. There are times when the cash balance may exceed $250,000. Management of the Firm regularly monitors the financial condition of the Bank. The Firm did not have any cash equivalents for the year ended December 31, 2021.

Leases

The Firm follows the lease accounting guidance in Accounting Standards Update No. 2016-02, Leases (Topic 842) ("ACS Topic 842"). The Firm has elected the package of practical expedients permitted in ASC Topic 842. Accordingly, the Firm accounts for existing operating leases as an operating lease under the new guidance, without reassessing (a) whether the contract contains a lease under ASC Topic 842, (b) whether classification of the operating lease would be different in accordance with ASC Topic 842, or (c) whether the unamortized initial direct costs before transition adjustments (as of December 31, 2021) would have met the definition of initial direct costs in ASC Topic 842 at lease commencement.

The Firm defines a short-term lease as a lease that, at the commencement date, has a lease term of 12 months or less and does not contain an option to purchase the underlying asset that the lease is reasonably certain to exercise. The Firm elected to recognize short-term lease payments as an expense on a straight-line basis over the lease term. Related variable lease payments are recognized in the period in which the obligation is incurred. The Firm did not have any operating lease agreements for the year ended December 31, 2021.

3.   Credit Losses

The Firm adopted ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"), effective January 1, 2020. ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Firm has the ability to determine that there are no expected credit losses in certain circumstances, e.g., based on the credit quality of the customer.

The Firm identified fees and other receivables, including, but not limited to, receivables related to commissions and concessions, as impacted by the new guidance. ASC 326

specifies that the Firm adopt the guidance prospectively by means of a cumulative-effect adjustment to the opening member's equity as of January 1, 2020.

4.   Commitments and Contingencies

In the normal course of its operations, the Firm enters into contracts and agreements that contain indemnifications and warranties. The Firm's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Firm that have not yet occurred. However, the Firm has not had any claims or losses pursuant to these contracts for the year ended December 31, 2021, and expects the risk of loss to be remote.

The Firm had not been named as a defendant in any litigation or arbitration at December 31, 2021.

There are no other material commitments or contingencies. However, the nature of the Firm's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Firm could have an adverse impact on the financial condition, results of operations, or cash flows of the Firm.

The Firm had no contingent liabilities as of December 31, 2021. The Firm has no obligations under operating leases at December 31, 2021. The Firm obtains its office facilities and services pursuant to its Expense Sharing Agreement with BCHR US Acquisitions, Inc. (*see* Note 7, below).

5.   Related Parties

The Firm has entered into an Expense Sharing Agreement with its sister company, Buck Global, LLC, pursuant to which Buck Global, LLC provides professional and administrative staff and office facilities and services to the Firm. The Firm pays Buck Global, LLC a percentage of its salary and overhead charges for benefits and office facilities and services for each employee secunded on a part-time basis to the Firm; the percentage is determined by an estimate of the percentage of time each secunded employee devotes to the Firm's business. These charges are reflected as expenses on the Statement of Operations. The Expense Sharing Agreement with Buck Global, LLC may be terminated by the Firm at the end of the initial one-year term or any one-year renewal.

The Firm's only indebtedness at December 31, 2021, comprised intercompany accounts payable of $83,327, which intercompany accounts payable are due on demand at no interest, and other accounts payable and accrued liabilities of $16,850 that are not owed to related parties.

6.   Member's Equity

The Firm has only one class of membership interests (the limited liability company analogue of partnership interests) outstanding, and all such membership interests have

the same rights. All of the Firm's membership interests are held by BCHR US Acquisitions, Inc.

7. Net Capital Requirements

The Firm is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Firm had net capital of $63,685, which was $57,007 in excess of its required net capital of $6,678. The Firm's net capital ratio (aggregate indebtedness to net capital) was 1.57:1.

The Parent and the Firm entered into two agreements in 2021 pursuant to which the Parent forgave amounts payable from the Firm to the Parent of $43,892 and $43,372 as of January 31, 2021, and Auguste 31, 2021, respectively. Such amounts were deemed capital contributions to the Firm totaling $87,264.

As an SEC-registered and FINRA-member broker-dealer, the Firm must maintain net capital on a daily basis in accordance with the SEC Uniform Net Capital Rule (SEC Rule 15c3-1). The Firm had a net loss of $75,550 for the year ended December 31, 2021. It is the intention of the Parent to continue to operate the Firm for the 12-month period from the date that these financial statements were issued and contribute the necessary capital to the Firm to maintain its operations, fund its ongoing expenses, and satisfy its net capital requirements under the SEC Uniform Net Capital Rule.

8. COVID-19 Disclosure

The World Health Organization characterized the COVID-19 virus as a global pandemic on March 11, 2020. The duration and economic impact of this pandemic are uncertain. At this time, management is unable to quantify its potential effects on the operations and financial performance of the Firm.

9. Subsequent Events

The Firm has performed an evaluation of events that have occurred subsequent to December 31, 2021, and through February 18, 2022, the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2021.